Exhibit 99.3

SPOTIFY TECHNOLOGY S.A. 42-44, AVENUE DE LA GARE L-1610 LUXEMBOURG GRAND DUCHY OF LUXEMBOURG D34767-P47780

You invested in SPOTIFY TECHNOLOGY S.A. and it’s time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on April 21, 2021.

Get informed before you vote

View the Notice and Proxy Statement, Consolidated Financial Statements, Annual Accounts, and Annual Report on Form 20-F online OR you can receive a free paper copy of voting material(s) by requesting prior to April 7, 2021. If you would like to request a copy of the voting material(s), you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line.

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THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items		Board Recommends
1.	Approve the Company’s annual accounts for the financial year ended December 31, 2020 and the Company’s consolidated financial statements for the financial year ended December 31, 2020.	For

2.	Approve allocation of the Company’s annual results for the financial year ended December 31, 2020.	For

3.	Grant discharge of the liability of the members of the Board of Directors for, and in connection with, the financial year ended December 31, 2020.	For

4.	Election of Directors Nominees: 4a. Mr. Daniel Ek (A Director)	For

	4b. Mr. Martin Lorentzon (A Director)	For

	4c. Mr. Shishir Samir Mehrotra (A Director)	For

	4d. Mr. Christopher Marshall (B Director)	For

	4e. Mr. Barry McCarthy (B Director)	For

	4f. Ms. Heidi O’Neill (B Director)	For

	4g. Mr. Ted Sarandos (B Director)	For

	4h. Mr. Thomas Owen Staggs (B Director)	For

	4i. Ms. Cristina Mayville Stenbeck (B Director)	For

	4j. Ms. Mona Sutphen (B Director)	For

	4k. Ms. Padmasree Warrior (B Director)	For

5.	Appoint Ernst & Young S.A. (Luxembourg) as the independent auditor for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2021.	For

6.	Approve the directors’ remuneration for the year 2021.	For

7.	Authorize the Board to repurchase 10,000,000 shares issued by the Company during a period of five years, for a price that will be determined by the Board within the following limits: at least the par value and at the most the fair market value.	For

8.	Authorize and empower each of Mr. Guy Harles and Mr. Alexandre Gobert to execute and deliver, under their sole signature, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.	For

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

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D34768-P47780